CHANGE IN NUMBER OF SHARES OUTSTANDING:

1. Title of security:
common stock
2. Number of shares outstanding before the change:          20,000,000
3. Number of shares outstanding after the change:               1,000,000
4. Effective date of change:                                        January
26,1996
5. Method of Change:
Reverse split
   Description of transaction:   The Company effected a one-for twenty
   reverse split.

CHANGE IN NAME OF ISSUER.

1. Name prior to change :       Chester County Security Fund, Inc.
2. Name after change:            NET LNNX,  INC.
3. Effective date of change:    January  29, 1996
4. Date of shareholder approval of change, if required:  N/A

Date  February 8, 1996           Signature:       Robert C. Hackney

____________________
                                                                Robert C.
Hackney,President